# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allot Ltd., CIK 0001365767
CUSIP: M0854Q105
Title of class of securities: Ordinary Shares, par value ILS 0.10 per share
Address of issuer's principal executive offices: 22 HANGAR STREET, NEVE NE'EMAN, INDUSTRIAL ZONE B, HOD-HASHARON, Israel (L3), 4501317
Date of event which requires filing of this statement: 06/18/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001688522
Persons authorized to receive notices and communications: MR. DAVID L. KANEN, KANEN WEALTH MANAGEMENT, LLC, 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida (FL), 33073, 631-863-3100

## Reporting persons
- Philotimo Fund, LP (CIK 0001688522): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,320,000; sole dispositive power 0; shared dispositive power 2,320,000; aggregate amount beneficially owned 2,320,000 (4.7% of the class)
- Philotimo Focused Growth & Income Fund (CIK 0001962162): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (2.5% of the class)
- Kanen Wealth Management LLC (CIK 0001681614): type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,756,874; sole dispositive power 0; shared dispositive power 4,756,874; aggregate amount beneficially owned 4,756,874 (9.7% of the class)
- Kanen David (CIK 0001681743): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 36,167; shared voting power 4,756,874; sole dispositive power 36,167; shared dispositive power 4,756,874; aggregate amount beneficially owned 4,793,041 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value ILS 0.10 per share
Name of issuer: Allot Ltd.
Address of issuer's principal executive offices: 22 HANGAR STREET, NEVE NE'EMAN, INDUSTRIAL ZONE B, HOD-HASHARON, Israel (L3), 4501317
Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Philotimo Fund, LP, a Delaware limited partnership ("Philotimo"), with respect to the Ordinary Shares, par value ILS 0.10 per share (the "Shares") directly and beneficially owned by it;

(ii) Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust ("PHLOX"), with respect to the Shares beneficially owned by it;

(iii) Kanen Wealth Management, LLC, a Florida limited liability company ("KWM"), as the general partner of Philotimo and the investment manager of PHLOX and certain separately managed accounts (the "Managed Accounts"); and

(iv) David L. Kanen, as the managing member of KWM.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of Philotimo, PHLOX, KWM and Mr. Kanen is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida 33073.
Present principal occupation or employment: The principal business of each of KWM, Philotimo and PHLOX is investing in securities. The principal occupation of Mr. Kanen is serving as the managing member of KWM.
Criminal convictions in the last five years: No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the last five years no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

On September 25, 2024, Mr. David L. Kanen, without admitting or denying any findings, consented to the entry of an Order Instituting Cease-and-Desist Proceedings by the Securities and Exchange Commission ("SEC") in settlement of an administrative proceeding that alleges violations of Section 13(d) and Section 16(a) and the rules thereunder for failing to timely file certain beneficial ownership reports on Schedule 13D and Schedule 13G. The order considered remedial acts promptly undertaken by Mr. Kanen and his cooperation and ordered Mr. Kanen to cease and desist from causing any future violations of the charged provisions and imposed a civil monetary penalty of $109,000, which Mr. Kanen has paid in full.
Citizenship: Mr. Kanen is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM on behalf of the Managed Accounts were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 2,320,000 Shares beneficially owned by Philotimo is approximately $10,956,878, including brokerage commissions. The aggregate purchase price of the 1,200,000 Shares beneficially owned by PHLOX is approximately $4,227,564, including brokerage commissions. The aggregate purchase price of the 1,236,874 Shares held in the Managed Accounts is approximately $7,802,301, including brokerage commissions. The aggregate purchase price of the 36,167 Shares beneficially owned by Mr. Kanen is approximately $210,076, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons recently engaged with the Issuer's management and Board of Directors regarding opportunities for value creation. Following the Issuer's announcement on June 23, 2026 that it has authorized a share repurchase program of up to $40 million of the Shares, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons intend to make future filings relating to the Issuer on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as noted in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 48,923,099 Shares outstanding as of March 6, 2026, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 26, 2026.

A. Philotimo

As of the close of business on June 25, 2026, Philotimo beneficially owned 2,320,000 Shares. Percentage: Approximately 4.7%

B. PHLOX

As of the close of business on June 25, 2026, PHLOX beneficially owned 1,200,000 Shares. Percentage: Approximately 2.5%

C. KWM

As of the close of business on June 25, 2026, KWM beneficially owned 4,756,874 Shares, consisting of (a) the 2,320,000 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 1,200,000 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (c) 1,273,041 Shares held in the Managed Accounts, which KWM may be deemed to beneficially own as the investment manager of the Managed Accounts. Percentage: Approximately 9.7%

D. Mr. Kanen

As of the close of business on June 25, 2026, Mr. Kanen may be deemed to beneficially own 4,793,041 Shares, consisting of (a) the 36,167 Shares owned directly by Mr. Kanen, (b) the 2,320,000 Shares owned directly by Philotimo, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, (c) the 1,200,000 Shares owned directly by PHLOX, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, and (d) the 1,236,874 Shares held in the Managed Accounts, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM. Percentage: Approximately 9.8%.

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 4,793,041 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 9.8% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Philotimo
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,320,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,320,000

B. PHLOX
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,200,000

C. KWM
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,756,874
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,756,874

D. Mr. Kanen
1. Sole power to vote or direct vote: 36,167
2. Shared power to vote or direct vote: 4,756,874
3. Sole power to dispose or direct the disposition: 36,167
4. Shared power to dispose or direct the disposition: 4,756,874
Transactions in the class effected during the past sixty days:
A. Philotimo
Philotimo has not entered into transactions in the Shares during the past 60 days.

B. PHLOX
PHLOX has not entered into transactions in the Shares during the past 60 days.

C. KWM
The transactions in the Shares by KWM during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.

D. Mr. Kanen
The transactions in the Shares by Mr. Kanen during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On June 25, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated June 25, 2026.

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (06/25/2026)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment adviser (06/25/2026)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (06/25/2026)
- Kanen David: /s/ David L. Kanen, David L. Kanen (06/25/2026)